575 Madison Avenue New York, NY 10022 212-940-8800 tel 212.940.8776 fax PETER J. SHEA peter.shea@kattenlaw.com 212-940-6447 direct 212-894-5724 fax

November 16, 2009

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Post-Effective Amendment No. 10 to Registration on Form N-1A
IndexIQ ETF Trust
Registration Nos.: 333-152915 and 811-22227

Dear Ladies and Gentlemen:

        On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing with this correspondence Post-Effective Amendment No. 10 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds:

IQ Intl Australia Small Cap ETF
IQ Intl Canada Small Cap ETF
IQ Intl Hong Kong Small Cap ETF
IQ Intl Indonesia Small Cap ETF
IQ Intl Malaysia Small Cap ETF
IQ Intl Singapore Small Cap ETF
IQ Intl South Korea Small Cap ETF
IQ Intl Taiwan Small Cap ETF
IQ Intl Thailand Small Cap ETF
IQ Global Natural Gas Small Cap Equity ETF
IQ Global Crude Oil Small Cap Equity ETF
IQ Global Gold Small Cap Equity ETF
IQ Global Agribusiness Small Cap Equity ETF

which are each a series of the Trust, under the Securities Act of 1933 and the Investment Company Act of 1940.

November 16, 2009

        Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the enclosed filing.

Very truly yours, /s/ Peter J. Shea Peter J. Shea

Enclosures
cc (w/enclosures):	Mr. Gregory D. Bassuk Mr. David Fogel Mr. Adam S. Patti Mr. John M. Ganley